EXHIBIT 99.1

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Consolidated Financial Statements

For the years ended March 31, 2015, 2014 and 2013

(Expressed in Canadian Dollars)

Index	Page

Report of Independent Registered Public Accounting Firm	1-2

Consolidated Financial Statements

Consolidated Statements of Financial Position	3

Consolidated Statements of Operations and Comprehensive Loss	4

Consolidated Statements of Changes in Shareholders’ Equity	5-7

Consolidated Statements of Cash Flows	8

Notes to Consolidated Financial Statements	9-36

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF LEVON RESOURCES LTD.

We have audited the accompanying consolidated financial statements of Levon Resources Ltd., which comprise the consolidated statements of financial position as at March 31, 2015 and 2014, and the consolidated statements of operations and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended March 31, 2015, 2014 and 2013, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Levon Resources Ltd. as at March 31, 2015 and 2014, and its financial performance and cash flows for the years ended March 31, 2015, 2014 and 2013 in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

1

Emphasis of Matter

Note 18 to the consolidated financial statements describes the restructuring of the Company approved by the shareholders subsequent to March 31, 2015.  As a result, the Company’s business will change and the interest held by Levon Resources Ltd. shareholders will result in each shareholder owning shares of two separate entities.

Chartered Accountants

Vancouver, British Columbia, Canada

June 18, 2015

2

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

March 31, 2015

	2015	2014

ASSETS
Current
Cash and cash equivalents	$33,926,320	$41,685,776
Amounts receivable	53,509	43,511
Prepaid expenses	67,059	52,414
Investments (Note 5)	16,062,348	291
	50,109,236	41,781,992
Non-current assets
Reclamation deposits (Note 6)	32,629	32,629
Amounts receivable (Note 7)	2,751,086	3,051,668
Exploration and evaluation assets (Note 8)	50,000,000	128,763,649
Property and equipment (Note 9)	79,850	106,248
Total Assets	$102,972,801	$173,736,186

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$290,822	$193,365
Due to related parties (Note 12)	59,773	81,666

Total Liabilities	350,595	275,031

SHAREHOLDERS’ EQUITY
Share capital (Note 10)	237,731,054	230,664,826
Reserves (Note 11)	16,630,525	15,498,406
Accumulated other comprehensive income (loss)	4,323,444	(26,519)
Deficit	(156,062,817)	(72,675,558)

Total Equity	102,622,206	173,461,155

Total Liabilities and Shareholders’ Equity	$102,972,801	$173,736,186

Approved on behalf of the Board:

“Gary Robertson”	Director
Gary Robertson

“Ron Tremblay”	Director
Ron Tremblay

The accompanying notes are an integral part of these consolidated financial statements

3

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

Years ended March 31, 2015

	2015	2014	2013

Expenses
Consulting and management fees (Note 12)	$948,819	$732,234	$679,691
Depreciation (Note 9)	15,077	20,792	35,487
Directors' fees (Note 12)	160,500	97,500	101,000
Exploration (Note 8)	1,089,241	3,946,833	4,718,354
General exploration (Note 8e)	368,039	-	-
Listing and filing fees	112,652	95,448	82,773
Office, occupancy and miscellaneous	190,409	173,735	128,714
Professional fees	245,784	155,866	87,965
Salaries and benefits (Note 12)	208,557	236,828	239,799
Share-based payments (Notes 11 and 12)	1,334,525	103,306	1,023,915
Shareholder relations and promotion	299,202	217,133	217,157
Transaction costs (Note 18)	597,656	-	-
Travel	272,376	68,043	193,507

	(5,842,837)	(5,847,718)	(7,508,362)

Impairment of exploration and evaluation assets (Note 8)	(78,763,649)	-	-
Impairment of convertible debenture (Note 4)	(1,084,589)	-	-
Gain on disposal of investment	-	1,882	-
Interest income	628,952	609,773	473,526
Foreign exchange gain	842,482	157,665	265,329

Loss Before Income Taxes	(84,219,641)	(5,078,398)	(6,769,507)

Deferred Income Tax Recovery (Note 15)	641,660	-	-

Net Loss for Year	(83,577,981)	(5,078,398)	(6,769,507)

Other Comprehensive Loss
Items that will be reclassified to net loss
Unrealized gain (loss) on investments (Note 5)	4,991,623	(1,023)	(3,733)
Deferred income tax expense (Note 15)	(641,660)	-	-

Total Comprehensive Loss for Year	$(79,228,018)	$(5,079,421)	$(6,773,240)

Loss Per Share, Basic and Diluted	$(0.39)	$(0.03)	$(0.03)

Weighted Average Number of Common Shares Outstanding	213,838,998	199,854,423	199,810,861

The accompanying notes are an integral part of these consolidated financial statements

4

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital	Reserve for Options	Reserve for Warrants	Total Reserves	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity

Balance, March 31, 2012	199,754,423	$230,608,666	$15,513,249	$950,766	$16,464,015	$(21,763)	$(62,899,323)	$184,151,595

Common shares issued for cash:
Exercise of options	100,000	35,000	-	-	-	-	-	35,000
Transfer of reserves on exercise of options	-	21,160	(21,160)	-	(21,160)	-	-	-
Transfer of reserves on expiry of warrants and options	-	-	(272,923)	(950,766)	(1,223,689)	-	1,223,689	-
Share-based payments	-	-	1,023,915	-	1,023,915	-	-	1,023,915
Net loss for the year	-	-	-	-	-	-	(6,769,507)	(6,769,507)
Unrealized loss on investments	-	-	-	-	-	(3,733)	-	(3,733)

Balance, March 31, 2013	199,854,423	$230,664,826	$16,243,081	$-	$16,243,081	$(25,496)	$(68,445,141)	$178,437,270

The accompanying notes are an integral part of these consolidated financial statements

5

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital	Reserve for Options	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity

Balance, March 31, 2013	199,854,423	$230,664,826	$16,243,081	$(25,496)	$(68,445,141)	$178,437,270

Transfer of reserves on expiry of options	-	-	(847,981)	-	847,981	-
Share-based payments	-	-	103,306	-	-	103,306
Net loss for the year	-	-	-	-	(5,078,398)	(5,078,398)
Unrealized loss on investments	-	-	-	(1,023)	-	(1,023)

Balance, March 31, 2014	199,854,423	$230,664,826	$15,498,406	$(26,519)	$(72,675,558)	$173,461,155

The accompanying notes are an integral part of these consolidated financial statements

6

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital	Reserve for options	Accumulated Other Comprehensive Income (Loss)	Deficit	Total Shareholders’ Equity

Balance, March 31, 2014	199,854,423	$230,664,826	$15,498,406	$(26,519)	$(72,675,558)	$173,461,155

Common shares issued for cash:
Private placement	31,400,000	7,040,000	-	-	-	7,040,000
Share issuance costs	110,000	(47,284)	11,828	-	-	(35,456)
Exercise of stock options	200,000	50,000	-	-	-	50,000
Transfer of cancelled warrants	-	-	(11,828)	-	11,828	-
Transfer of exercised options	-	23,512	(23,512)	-	-	-
Transfer of expired options	-	-	(178,894)	-	178,894	-
Share-based compensation	-	-	1,334,525	-	-	1,334,525
Net loss for the year	-	-	-	-	(83,577,981)	(83,577,981)
Deferred income tax expense	-	-	-	(641,660)	-	(641,660)
Unrealized gain on investments	-	-	-	4,991,623	-	4,991,623

Balance, March 31, 2015	231,564,423	$237,731,054	$16,630,525	$4,323,444	$(156,062,817)	$102,622,206

The accompanying notes are an integral part of these consolidated financial statements

7

LEVON RESOURCES LTD.

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

Years ended March 31

	2015	2014	2013

Operating Activities
Net loss	$(83,577,981)	$(5,078,398)	$(6,769,507)
Items not involving cash:
Depreciation	29,939	33,674	36,469
Unrealized foreign exchange loss (gain)	(488,102)	18,108	82,257
Share-based payments	1,334,525	103,306	1,023,915
Gain on disposal of investments	-	(1,882)	-
Interest income accrued	(308,250)	-	-
Impairment of exploration and evaluation assets	78,763,649	-	-
Impairment of convertible debenture	1,084,589	-	-
Deferred income tax recovery	(641,660)	-	-

Changes in non-cash working capital items:
Amounts receivable and prepaid expenses	275,939	(556,569)	(484,768)
Accounts payable and accrued liabilities	46,995	30,680	(225,967)
Due to related parties	28,569	5,690	(238,179)

Cash Used in Operating Activities	(3,451,788)	(5,445,391)	(6,575,780)

Investing Activities
Acquisition of exploration and evaluation assets	-	(2,161,690)	(2,041,998)
Equipment acquisitions	(3,541)	(5,493)	(75,040)
Purchase of convertible debenture	(1,000,000)	-	-
Proceeds on disposition of investment	-	4,544	-
Purchase of investment	(11,097,010)	-	-

Cash Used In Investing Activities	(12,100,551)	(2,162,639)	(2,117,038)

Financing Activity
Issue of share capital for cash, net of issuance costs	7,054,544	-	35,000

Cash Provided by Financing Activity	7,054,544	-	35,000

Foreign Exchange Effect on Cash	738,339	(18,108)	(82,257)
Outflow of Cash and Cash Equivalents	(7,759,456)	(7,626,138)	(8,740,075)
Cash and Cash Equivalents, Beginning of Year	41,685,776	49,311,914	58,051,989

Cash and Cash Equivalents, End of Year	$33,926,320	$41,685,776	$49,311,914

Cash and Cash Equivalents Consists of:
Cash	$4,206,389	$3,502,385	$23,266,236
Term deposits	29,719,931	38,183,391	26,045,678
	$33,926,320	$41,685,776	$49,311,914
Supplemental Cash Flow Information
Interest received	$286,139	$458,242	$412,121
Interest paid	$-	$-	$-
Income taxes paid	$-	$-	$-

The accompanying notes are an integral part of these consolidated financial statements

8

LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) Years ended March 31, 2015 and 2014

1.	NATURE AND CONTINUANCE OF OPERATIONS

Levon Resources Ltd. (the “Company” or “Levon”) was incorporated under the laws of British Columbia on April 9, 1965. The Company is an exploration stage public company whose principal business activities are the exploration for and development of exploration and evaluation properties in Mexico. There have been no significant revenues generated from these activities to date. The address of the Company’s registered office is Suite 500 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration and evaluation assets and the Company's ability to continue as a going concern is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations or the ability of the Company to raise alternative financing.

On March 20, 2015, the Company, together with SciVac Ltd. (“SciVac”) announced that they had entered into an arrangement agreement pursuant to which the Company will acquire 100% of the issued and outstanding ordinary shares of SciVac by way of a court-approved plan of arrangement (the "SciVac Arrangement"). SciVac is a commercial-stage biotech leader in protein engineering whose flagship product, Sci-B-Vac, is a next generation hepatitis B vaccine (Note 18).

2.	BASIS OF PRESENTATION

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Basis of presentation

These consolidated financial statements are expressed in Canadian dollars, the Company’s functional currency, and have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting with the exception of cash flow information. The accounting policies set out in Note 3 have been applied consistently to all years presented in these consolidated financial statements as if the policies have always been in effect.

Approval of the consolidated financial statements

These consolidated financial statements were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on June 18, 2015.

Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the consolidated statement of financial position. Non-monetary assets and liabilities that are denominated in foreign currencies are translated at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities.

9

LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) Years ended March 31, 2015 and 2014

2.	BASIS OF PRESENTATION (Continued)

Significant accounting judgments and estimates

The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. In particular, significant judgments made by management in the application of IFRS during the preparation of the consolidated financial statements and estimates with a risk of material adjustment are as follows.

Critical accounting judgments

(a)	Realization of exploration and evaluation assets and impairment

The investment in exploration and evaluation assets on the Cordero Sanson Property (“Cordero”) comprise a significant portion of the Company’s assets. Realization of the Company’s investment in the exploration and evaluation assets is dependent upon the Company obtaining permits, the satisfaction of local governmental requirements, obtaining drill results that support an economically viable mining operation, the attainment of successful production from the properties or from the proceeds upon disposal of the Company’s properties. Resource exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines.

At each financial position reporting date, the carrying amounts of the Company’s assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs.

At March 31, 2015, there were indicators that suggest that the Company’s investment in exploration and evaluation assets on the Cordero project is impaired, and as such, the Company recognized an impairment (Note 8).

(b)	Functional currency

The determination of the functional currency for the Company and each of its subsidiaries was based on management's judgment of the underlying transactions, events and conditions relevant to each entity.

10

LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) Years ended March 31, 2015 and 2014

2.	BASIS OF PRESENTATION (Continued)

Significant accounting judgments and estimates (Continued)

Critical accounting estimates

(c)	Valuation of derivative financial instruments

The valuation of the Company’s derivative financial instruments involves estimation and judgment by management. In determining these amounts, the Company uses option pricing models or other valuation techniques. Changes in these assumptions and estimates can have an impact to the relevant charge to the consolidated statements of operations and comprehensive loss. The Company estimated a value of $nil for the option to convert the convertible senior secured debenture into common shares (Note 4).

(d)	Environmental

The Company assesses its provisions for environmental rehabilitation on an annual basis or when new material information becomes available. Provisions for environmental rehabilitation require management to make estimates of the future costs of the work required to comply with legal or constructive obligations. Actual costs incurred may differ from those amounts estimated. Future changes to environmental laws and regulations could increase the extent of work required to be performed, which could materially impact the amounts charged to operations for provisions for environmental rehabilitation.

At March 31, 2015 and 2014, the Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

(e)	Impairment of marketable securities

Management assesses at the end of each reporting period whether there had been any other-than-temporary impairment on its investments, using objective evidence to determine if the marketable securities are impaired. Listed prices on public stock exchanges are used to determine if the fair value is at a significant and prolonged decline below the historical cost of the marketable securities.

At March 31, 2015 and 2014, there are no indications that suggest that the Company’s marketable securities are impaired.

(f)	Recoverability of amounts receivable

The balance in amounts receivable includes value added taxes to be recovered in Mexico. At each financial position reporting date, the carrying amounts of the Company’s amounts receivable are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any.

The Company is corresponding with the Mexican government to recover the Mexican value added tax and the estimate is based on the amount of eligible expenditures calculated by management. Actual amount receivable from the government may be lower. At March 31, 2015 and 2014, there are no indications that suggest that the Company’s Mexican value added tax is not recoverable.

11

LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) Years ended March 31, 2015 and 2014

2.	BASIS OF PRESENTATION (Continued)

Significant accounting judgments and estimates (Continued)

Critical accounting estimates (Continued)

(g)	Valuation of share-based payments

The fair value of share-based payments is subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices, changes in subjective input assumptions can materially affect the fair value estimate.

(h)	Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. The Company is subject to assessments by various taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimate of the probable outcome of these matters

While management believes that these judgments and estimates are reasonable, actual results could differ from those estimates and could impact future results of comprehensive income (loss) and cash flows. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods. Significant changes in estimates during the fourth quarter of the year ended March 31, 2015 are discussed in Notes 4 and 8.

3.	SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The functional currency of the Company’s subsidiaries is the Canadian dollar.

	Jurisdiction	Nature of Operations
Valley High Ventures Ltd. (“VHV”)	British Columbia, Canada	Holding Company
Citrine Investment Holdings Limited	British Virgin Islands	Holding Company
Minera Titan S.A. de C.V	Mexico	Exploration Company
Aphrodite Asset Holdings Ltd	British Virgin Islands	Holding Company
Turney Assets Limited	British Virgin Islands	Holding Company
Mineral El Camino S.A. de C.V.	Mexico	Holding Company
Administracion de Projectos Levon en Mexico S.A. de C.V.	Mexico	Mexican operations administration
1027949 BC Ltd.	Canada	Holding Company

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

12

LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) Years ended March 31, 2015 and 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held-to-maturity, available-for-sale, loans and receivables or fair value through profit or loss (“FVTPL”). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities.

Financial assets and financial liabilities are recognized on the consolidated statements of financial position when the Company becomes a party to the contractual provisions of the financial instrument.

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss – This category comprises derivatives, or financial assets acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in the consolidated statements of operations and comprehensive loss.

Loans and receivables – These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are classified as current assets or non-current assets based on their maturity dates. They are initially recognized at fair value and subsequently carried at amortized cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments – These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are initially recognized at fair value and subsequently are measured at amortized cost using the effective interest rate method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in the consolidated statements of operations and comprehensive loss.

Available-for-sale – Non-derivative financial assets not included in the above categories are classified as available-for-sale. They are carried at fair value with changes in fair value recognized directly in other comprehensive income, within equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the consolidated statements of operations and comprehensive loss.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

13

LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) Years ended March 31, 2015 and 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial assets (Continued)

All financial assets, except for those at FVTPL, are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss – This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing in the near term. They are carried in the consolidated statements of financial position at fair value with changes in fair value recognized in the consolidated statements of operations and comprehensive loss.

Other financial liabilities – Liabilities in this category are initially recognized at fair value, net of transaction costs, and are subsequently stated at amortized cost.

Fair value hierarchy

Fair value measurements of financial instruments are required to be classified using a fair value hierarchy that reflects the significant inputs in making the measurements. The levels of the fair value hierarchy are defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 – Inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash, bank deposits, cashable guaranteed investment certificates (“GIC”) and short-term investments that are readily convertible to known amounts of cash with original maturities of three months or less.

Exploration and evaluation assets

The Company is in the exploration stage with respect to its mineral properties. The Company capitalizes all costs relating to the acquisition of mineral claims, and expenses all costs relating to the exploration and evaluation of mineral claims.

All exploration and evaluation expenditures are expensed until properties are determined to contain economically viable reserves. When economically viable reserves have been determined, technical feasibility has been determined and the decision to proceed with development has been approved, the subsequent costs incurred for the development of that project will be capitalized as mining properties, a component of property and equipment.

14

LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) Years ended March 31, 2015 and 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment

Property and equipment are recorded at historical cost less accumulated depreciation. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction-in-progress until the asset is available for use, at which point the asset is classified as property and equipment. Once commercial production has commenced, mine, mill, machinery, plant facilities and certain equipment will be depreciated using the units of production method if sufficient reserve information is available, or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets relate.

Depreciation is calculated on a declining-balance basis at the following annual rates:

Computer equipment	30%
Furniture and equipment	20%
Vehicles	30%
Machinery equipment	30%

Impairment

At each reporting date, the carrying amounts of the Company’s exploration and evaluation assets and property and equipment are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the CGU to which the asset belongs.

An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an orderly transaction between market participants. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to the passage of time is recognized as accretion expense.

15

LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) Years ended March 31, 2015 and 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclamation provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore mineral properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation and revegetation of affected areas.

The fair value of the liability for a rehabilitation provision is recorded when it is incurred. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related exploration and evaluation assets. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability, which is accreted over time through periodic charges to profit or loss. Additional disturbances or changes in rehabilitation costs will be recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur.

Accounting for equity units

Proceeds received on the issuance of units, consisting of common shares and warrants, are allocated based on their relative fair values, calculated using the Black-Scholes option pricing model for warrants and the market price for common shares.

Share-based payments

The stock option plan described in Note 10 allows the Company's directors, employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of employee options is measured at the option’s grant date, and the fair value of non-employee options is measured at the date or over the period during which goods or services are received. The fair value of each tranche of options granted, which do not vest immediately on grant, is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. At each reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Share-based payments are credited to the reserve for options. If the options are later exercised, their fair value is transferred from the reserve to share capital. If the options expire unexercised or are forfeited or cancelled subsequent to vesting, the initial fair value is transferred from the reserve to deficit.

Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential common shares. In the Company's case, diluted loss per share is the same as basic loss per share, as the effects of including all outstanding options and warrants would be anti-dilutive.

16

LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) Years ended March 31, 2015 and 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes

Income tax on the profit or loss for the years presented comprises current and deferred tax. Income tax is recognized in profit or loss, except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the consolidated statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced.

Accounting policies adopted

Effective April 1, 2014, the Company adopted the amendment to IAS 36 Impairment of Assets, which requires additional disclosure on the recoverable amounts of an impaired CGU. The adoption of this amendment is reflected in the disclosure in the consolidated financial statements for the year ended March 31, 2015.

New accounting standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been issued by the IASB, but are not effective for the year ended March 31, 2015. All of the new and revised standards described below may be early-adopted. Some updates that are not applicable or are not consequential to the Company have been excluded from the list below. The Company is currently assessing the impact, if any, of the standards on its consolidated financial statements and have not early-adopted any of the new requirements.

17

LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) Years ended March 31, 2015 and 2014

3.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

New accounting standards and interpretations not yet adopted (Continued)

IFRS 9 Financial Instruments

IFRS 9 Financial Instruments (2014) is the finalized version of IFRS 9, which contains accounting requirements for financial instruments, replacing IAS 39 Financial Instruments: Recognition and Measurement. The standard contains requirements in the following areas:

•	Classification and measurement. Financial assets are classified by reference to the business model within which they are held and their contractual cash flow characteristics.

•

The 2014 version of IFRS 9 introduces a “fair value through other comprehensive income” category for certain debt instruments. Financial liabilities are classified in a similar manner to under IAS 39; however, there are differences in the requirements applying to the measurement of an entity's own credit risk.

•

Impairment. The 2014 version of IFRS 9 introduces an “expected credit loss” model for the measurement of the impairment of financial assets, so it is no longer necessary for a credit event to have occurred before a credit loss is recognized.

•

Hedge accounting. Introduces a new hedge accounting model that is designed to be more closely aligned with how entities undertake risk management activities when hedging financial and non-financial risk exposures.

•	Derecognition. The requirements for the derecognition of financial assets and liabilities are carried forward from IAS 39.

Applicable to the Company's annual periods beginning on April 1, 2018.

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38)

Amends IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets to:

•	Clarify that a depreciation method that is based on revenue that is generated by an activity that includes the use of an asset is not appropriate for property, plant and equipment

•

Introduce a rebuttable presumption that an amortization method that is based on the revenue generated by an activity that includes the use of an intangible asset is inappropriate, which can only be overcome in limited circumstances where the intangible asset is expressed as a measure of revenue, or when it can be demonstrated that revenue and the consumption of the economic benefits of the intangible asset are highly correlated

•

Add guidance that expected future reductions in the selling price of an item that was produced using an asset could indicate the expectation of technological or commercial obsolescence of the asset, which, in turn, might reflect a reduction of the future economic benefits embodied in the asset.

Applicable to the Company’s annual periods beginning on April 1, 2017.

18

LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) Years ended March 31, 2015 and 2014

4.	CONVERTIBLE DEBENTURE

On June 19, 2014, the Company entered into an agreement for a convertible senior secured debenture (the “Debenture”) with a private arm’s length company (the “Borrower”). The principal amount is $1,000,000 and bears interest of 10% per annum with a maturity date of March 31, 2016. The Debenture will be convertible at the Company’s option into common shares that will be issued to result in a 50% interest in the Borrower at any time up to, but no later than, the maturity date. As at March 31, 2015, $1,000,000 has been advanced to the Borrower and $84,589 in interest income has been accrued. The Debenture is secured by an interest over all the assets of the Borrower. A value of $nil was recognized for the option to convert, which is accounted for as a separate derivative, at initial recognition given the early stage of the Borrower.

As at March 31, 2015, the Company determined that there was insufficient information available to support a reliable estimate of a recoverable amount of the Debenture and therefore recorded in the consolidated statements of operations and comprehensive loss an impairment against the full balance of the convertible debenture including $84,589 of accrued interest.

5.	INVESTMENTS

At March 31, 2015, the Company held investments as follows:

	Quantity of Common Shares	Cost	Accumulated Unrealized Gains (Losses)	Fair Value
Available-for-sale
Pershing Gold Corporation (1)(2)	35,178,572	$11,097,010	$4,965,104	$16,062,114
Great Thunder Gold Corp.	11,632	26,811	(26,577)	234
Balance, March 31, 2015		$11,123,821	$4,938,527	$16,062,348

_____________

(1) During the year ended March 31, 2015, the Company purchased a 9.9% interest in Pershing Gold Corporation (“Pershing”) by acquiring 35,178,572 shares of common stock at US dollars (“USD”) of $0.28 per share for an aggregate amount of USD $9,850,000. Pershing’s common stock is traded on the OTCQB under the symbol PGLC.

(2) On June 18, 2015, Pershing effected a reverse stock split of its common shares at a ratio of 1-for-18 and the Company now holds 1,954,366 common shares in Pershing.

At March 31, 2014, the Company held investments as follows:

	Quantity of Common Shares	Cost	Accumulated Unrealized Gains (Losses)	Fair Value
Available-for-sale
Great Thunder Gold Corp.	11,632	$26,811	$(26,520)	$291

During the year ended March 31, 2014, the Company sold 2,200 shares of Avino Silver & Gold Mines Ltd. for $4,544 and recognized a gain on disposition of $1,882.

19

LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) Years ended March 31, 2015 and 2014

6.	RECLAMATION DEPOSITS

The Company has pledged specified term deposits as security for reclamation permits, as required by certain government agencies. The Company has a varying number of deposits on hand ranging from $1,000 to $6,000 with maturity dates ranging from July 29, 2015 to January 13, 2016 and interest rates at 1.00%. These deposits are renewed annually.

7.	AMOUNTS RECEIVABLE

The Company is corresponding with the Mexican government to recover the Mexican value added tax. During the year ended March 31, 2015, the Company recovered Mexican value added tax of approximately $656,000. At March 31, 2015, there are no indications that suggest that the Company’s Mexican value added tax is not recoverable.

8.	EXPLORATION AND EVALUATION ASSETS

The Company has capitalized the following acquisition expenditures:

Cordero
Balance, March 31, 2013	$126,601,959
Additions during the year	2,161,690
Balance, March 31, 2014	128,763,649
Impairment	(78,763,649)
Balance, March 31, 2015	$50,000,000

Subsequent to the year ended March 31, 2015, the Company obtained an opinion of value on Cordero. It was determined that the recoverable value of the project based on fair value less costs to sell is approximately $50,000,000 using a median of three valuation methods, including adjusted appraised value based on historical costs, comparables approach based on resource value and attributed share of market capitalization as secondary corroboration. Key assumptions in the adjusted appraised value include the amount that historical expenditures have added to the project value and the market to book value ratio estimate. Key assumptions in the comparables approach include the percentage taken of published median metal prices of deposits with contained metal reflecting Cordero’s resource estimates and grades.

The fair value estimated is in accordance with Level 3 of the fair value hierarchy. As such, the Company recognized an impairment of $78,763,649.

20

LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) Years ended March 31, 2015 and 2014

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

The Company incurred the following exploration expenditures, which were expensed in the consolidated statements of operations and comprehensive loss for the years ended March 31, 2015, 2014 and 2013:

Cordero (Note 8c)	2015	2014	2013

Assays	$43,682	$371,501	$381,036
Drilling and exploration	54,701	1,930,792	1,050,438
Geological and management services	568,700	847,281	2,239,723
Machinery rental	-	170,356	216,471
Mining rights	196,504	123,574	117,148
Payroll and general supplies	195,315	219,031	240,365
Professional fees	-	126,806	111,627
Travel	30,339	129,472	-
Waste collection	-	28,020	64,108
Water well construction	-	-	297,438
Balance, March 31	$1,089,241	$3,946,833	$4,718,354

(a)	Congress claims

The Company owns a 50% leasehold interest in certain claims in the Lillooet Mining Division, British Columbia.

The Congress claims are subject to a Joint Venture Agreement dated February 25, 1983 between the Company and Veronex Resources Ltd. (“Veronex”). Veronex has earned a 50% net interest in the claims, net of a 5% net smelter royalty (“NSR”) held by the Company, by expending $1,000,000 in a prior year. All subsequent expenditures are to be contributed equally by the Company and Veronex. The Company is looking to reacquire Veronex’s interest in the claims, as Veronex transferred its interest to another company against the terms of the original agreement and had not complied with other terms of agreement.

(b)	Gold Bridge claims (BRX Project)

The Company owns a 50% interest in certain mineral claims in the Gold Bridge area, Lillooet Mining Division, British Columbia. The claims remain in good standing.

(c)	Cordero Sanson

The Cordero property is located near Hidalgo Del Parral, Chihuahua, Mexico. The Cordero mining claims are comprised of claims wholly-owned by VHV by agreement with long-standing ranch families and small local mining companies, and certain other claims that were staked by the Company.

21

LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) Years ended March 31, 2015 and 2014

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

(d)	Other claims include the Eagle, Ruf and Norma Sass, and Wayside, as described below:

(i)	Eagle claims

The Company holds a 50% interest in certain lode mining claims located in Lander County, Nevada. The claims are subject to a 3% NSR.

(ii)	Ruf and Norma Sass properties

In 2003, the Company acquired from Coral Gold Resources Inc., a public company with common directors and management, an undivided one-third interest in certain mineral claims known as the Ruf and Norma Sass properties located in Lander County, Nevada.

A third party holds a 3% NSR on the production from certain of the claims, up to a limit of USD $1,250,000.

(iii)	Wayside claims

The Company owns certain mineral claims in the Lillooet Mining Division, British Columbia.

(e)	During the year ended March 31, 2015, the Company also incurred general exploration expenditures of $368,039 (2014 - $nil; 2013 - $nil) in relation to due diligence and exploration on mining projects.

Realization of assets

The investment in and expenditures on exploration and evaluation assets comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the properties or from the proceeds of their disposal.

Mineral exploration and development is highly speculative and involves inherent risks. While the rewards if an ore body is discovered can be substantial, few properties that are explored are ultimately developed into producing mines. There can be no assurance that current exploration programs will result in the discovery of economically viable quantities of ore.

22

LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) Years ended March 31, 2015 and 2014

8.	EXPLORATION AND EVALUATION ASSETS (Continued)

Title to exploration and evaluation assets

Although the Company has taken steps to verify title to exploration and evaluation assets in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by an undetected defect.

Environmental

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous material and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties and properties in which it has previously had an interest. The Company conducts its mineral exploration activities in compliance with applicable environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liability to the Company.

23

LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) Years ended March 31, 2015 and 2014

9.	PROPERTY AND EQUIPMENT

	Computer Equipment	Furniture and Equipment	Vehicles	Machinery Equipment	Total

COST
Balance at March 31, 2013	$11,493	$33,950	$54,976	$101,948	$202,367
Additions	-	-	-	5,493	5,493
Balance at March 31, 2014	11,493	33,950	54,976	107,441	207,860
Additions	3,541	-	-	-	3,541
Balance at March 31, 2015	$15,034	$33,950	$54,976	$107,441	$211,401

ACCUMULATED DEPRECIATION
Balance at March 31, 2013	$4,859	$13,524	$13,676	$35,879	$67,938
Depreciation	1,203	3,869	3,607	24,995	33,674
Balance at March 31, 2014	6,062	17,393	17,283	60,874	101,612
Depreciation	978	3,095	2,525	23,341	29,939
Balance at March 31, 2015	$7,040	$20,488	$19,808	$84,215	$131,551

CARRYING AMOUNTS
At March 31, 2014	$5,431	$16,557	$37,693	$46,567	$106,248
At March 31, 2015	$7,994	$13,462	$35,168	$23,226	$79,850

For the year ended March 31, 2015, depreciation of $15,077 (2014 - $20,792; 2013 - $35,487) was expensed as depreciation expense and the remaining balance of $14,862 (2014 - $12,882; 2013 - $982) was expensed as exploration expenditures.

24

LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) Years ended March 31, 2015 and 2014

10.	SHARE CAPITAL

Authorized

Unlimited number of common shares without par value.

Issued

During the year ended March 31, 2015:

•

200,000 stock options with an exercise price of $0.25 were exercised for proceeds of $50,000. The Company reallocated the fair value of these options previously recorded in the amount of $23,512 from reserve for options to share capital.

•	27,000,000 shares were issued pursuant to a private placement at $0.22 per share for proceeds of $5,940,000 (USD $5,400,000).

•

4,400,000 shares were issued pursuant to a private placement at $0.25 per share for proceeds of $1,100,000 (USD $1,000,000). In connection with the placement, the Company paid $28,493 (USD $25,000) cash, and issued 110,000 common shares and 132,000 share purchase warrants. Each warrant is exercisable at a price of $0.26 for a period of 12 months. The warrants were subsequently cancelled during the year, and the value of $11,828 was transferred from reserve to deficit.

There were no share transactions during the year ended March 31, 2014.

During the year ended March 31, 2013, 100,000 stock options were exercised for gross proceeds of $35,000. The Company reallocated the fair value of these options previously recorded in the amount of $21,160 from reserve for options to share capital.

25

LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) Years ended March 31, 2015 and 2014

10.	SHARE CAPITAL (Continued)

Share purchase warrants

For the years ended March 31, 2015 and 2014, share purchase warrant activity is summarized as follows:

	Underlying Shares	Weighted Average Exercise Price
Balance, March 31, 2013	1,030,000	$1.95
Expired	(1,030,000)	$1.95
Balance, March 31, 2014	-	-
Granted	132,000	$0.26
Cancelled	(132,000)	$0.26
Balance, March 31, 2015	-	-

The fair value of warrants granted was calculated using the Black-Scholes option pricing model with following weighted average assumptions:

	2015	2014
Weighted average assumptions:
Fair value of warrants at grant date	$0.09	-
Risk-free interest rate	0.98%	-
Expected dividend yield	-	-
Expected warrant life (years)	1.00	-
Expected share price volatility	95.70%	-

Expected volatility is based on historical price volatility to the extent of the expected life of the warrant.

26

LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) Years ended March 31, 2015 and 2014

10.	SHARE CAPITAL (Continued)

Stock options

The Company established a rolling stock option plan in 2011 that was amended and restated by shareholders on September 21, 2012 under which it may grant stock options totaling in aggregate up to 10% of the Company’s total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to employees and persons providing investor relations or consulting services up to a limit of 5% and 2%, respectively, of the Company’s total number of issued and outstanding shares per year. The stock option plan provides for the vesting of stock options over a period of one year or as otherwise determined by the Company’s Board of Directors at the time of the grant. The option price must be greater than or equal to the discounted market price on the grant date and the option expiry date cannot exceed five years from the grant date.

For the years ended March 31, 2015 and 2014, stock option activity is summarized as follows:

	Underlying Shares	Weighted Average Exercised Price
Stock options outstanding, March 31, 2013	14,680,000	$0.84
Granted	4,885,000	$0.41
Expired	(1,075,000)	$1.25
Stock options outstanding, March 31, 2014	18,490,000	$0.72
Granted	4,075,000	$0.28
Exercised	(200,000)	$0.25
Expired	(450,000)	$0.67
Stock options outstanding, March 31, 2015	21,915,000	$0.64

A summary of stock options outstanding and exercisable as at March 31, 2015 and 2014 are as follows:

		Stock Options Outstanding		Stock Options Exercisable
Expiry Date	Exercise Price	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014

April 28, 2014	$0.25	-	225,000	-	225,000
January 28, 2015	$0.70	-	200,000	-	200,000
July 15, 2015	$0.75	-	100,000	-	25,000
July 20, 2015	$0.65	400,000	400,000	400,000	400,000
September 3, 2015	$1.00	3,285,000	3,285,000	3,285,000	3,285,000
March 25, 2016	$0.75	7,920,000	7,920,000	7,920,000	7,920,000
October 3, 2016	$1.50	25,000	25,000	25,000	25,000
October 3, 2016	$0.75	200,000	200,000	200,000	200,000
November 26, 2015	$0.75	100,000	100,000	100,000	62,500
November 26, 2015	$1.00	200,000	200,000	200,000	125,000
November 26, 2015	$1.25	200,000	200,000	200,000	125,000
May 15, 2017	$1.00	750,000	750,000	750,000	750,000
June 7, 2017	$1.00	50,000	100,000	50,000	100,000
March 10, 2019	$0.40	4,710,000	4,785,000	2,355,000	-
October 21, 2019	$0.28	4,075,000	-	1,018,750	-
		21,915,000	18,490,000	16,503,750	13,442,500

27

LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) Years ended March 31, 2015 and 2014

11.	SHARE-BASED PAYMENTS

During the year ended March 31, 2015, the Company granted 4,075,000 stock options with an exercise price of $0.28 and a life of five years to directors, officers, employees and consultants of the Company; 25% of the options vest every three months.

During the year ended March 31, 2014, the Company granted 4,885,000 stock options exercisable ranging from $0.40 to $0.75 and ranging from a life of two to five years to directors, officers, employees and consultants of the Company; 25% of the options vest every six months.

During the year ended March 31, 2013, the Company granted 1,350,000 stock options exercisable ranging from $0.75 to $1.25 and ranging from a life of three to five years to directors, officers, employees and consultants of the Company; 25% of the options vest every three months.

The Company recorded share-based payments of $1,334,525 (2014 - $103,306; 2013 - $1,023,915) on options issued, which vested during the year.

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the options revalued, vested and granted to officers, directors, consultants and employees was calculated using the Black-Scholes option pricing model with following weighted average assumptions:

	2015	2014	2013
Weighted average assumptions:
Fair value of options at grant date	$0.20	$0.21	$0.26
Risk-free interest rate	1.47%	1.62%	1.34%
Expected dividend yield	-	-	-
Expected option life (years)	4.93	4.94	4.26
Expected share price volatility	87.76%	87.94%	103.57%
Share price	$0.31	$0.33	$0.50
Expected forfeitures	-	-	-

Expected volatility is based on historical price volatility to the extent of the expected life of the option.

12.	RELATED PARTY TRANSACTIONS

Due to related parties consists of the following:

	2015	2014
Chevillon Exploration (i)	$-	$3,579
Coral Gold Resources Ltd. (ii)	58,774	43,582
Great Thunder Gold Corp. (ii)	999	787
Oniva International Services Corp. (iii)	-	33,718
	$59,773	$81,666

28

LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) Years ended March 31, 2015 and 2014

12.	RELATED PARTY TRANSACTIONS (Continued)

(i)	Chevillon Exploration is a private company controlled by a director and officer of the Company.

(ii)

Coral Gold Resources Ltd. and Great Thunder Gold Corp. are public companies related by way of common directors. The increase to the amount payable held in USD as at March 31, 2015 as compared with March 31, 2014 is due to changes in the foreign exchange rate.

(iii)

Oniva International Services Corp. (“Oniva”) is a private company related by way of common management and directors. The Company holds 16.67% of Oniva as part of a cost-sharing arrangement with five other reporting issuers. Under the agreement, the Company reimburses Oniva a variable percentage of its overhead expenses, pays 100% of out-of-pocket expenses incurred on behalf of the Company, and pays a percentage fee based on the total overhead and corporate expenses. The agreement may be terminated with one month’s notice by either party, and was terminated as at March 31, 2015 and subsequent to March 31, 2015, the Company is no longer a shareholder of Oniva.

During the year ended March 31, 2015, $320,386 (2014 - $372,154) was charged by Oniva to the Company for office, occupancy and miscellaneous costs; shareholder relations and promotion; travel; and salaries and benefits.

Related party transactions are measured at the estimated fair values of the services provided or goods received. Amounts owing to related parties are unsecured, without interest or stated terms of repayment.

Management transactions

The Company has identified its directors and certain senior officers (CEO, VP Exploration, CFO and corporate secretary) as its key management personnel. The compensation costs for key management personnel for the years ended March 31, 2015 and 2014 are as follows:

	2015	2014
Salaries and benefits	$84,264	$98,308
Consulting and management fees*	809,190	680,000
Share-based payments	1,032,042	49,381
Directors’ fees	160,500	97,500
	$2,085,996	$925,189

______________

* Includes amounts paid to the CEO, CFO, and VP Exploration of the Company, recorded in consulting and management fees and exploration expense, respectively. The Company also has commitments related to change in control provisions to the CEO and VP Exploration (Note 18).

29

LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) Years ended March 31, 2015 and 2014

13.	SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties.

The Company has non-current assets, excluding financial instruments, in the following geographic locations:

	2015	2014
Canada
Reclamation deposit	$32,629	$32,629
Property and equipment	79,850	106,248
Total Canada	112,479	138,877

Mexico
Exploration and evaluation assets	50,000,000	128,763,649
	$50,112,479	$128,902,526

14.	COMMITMENTS

The Company has entered into consulting agreements with the CEO and VP of Exploration that have expiry dates between May 2015 and April 2019. The Company’s commitment for future minimum payments in respect of these agreements is as follows:

	2015	2014
Not later than one year	$780,005	$483,662
Later than one year and no later than five years	1,826,352	1,920,000
	$2,606,357	$2,403,662

In addition, the Company has operating lease agreements with total payments of $16,045 (2014 - $ nil) expiring in 2016.

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LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) Years ended March 31, 2015 and 2014

15.	INCOME TAXES

A reconciliation of income tax recovery computed at the Canadian statutory rate of 26% (2014 - 26%: 2013 - 25%) to income tax recovery (expense) for the years ended March 31 is as follows:

	2015	2014	2013

Expected income tax recovery	$21,897,107	$1,320,383	$1,692,377
Non-deductible expenses and other	(20,549,293)	192,181	241,601
Expired or used loss carry-forwards	(88,875)	-	-
Adjustments due to effective tax rate attributable to income taxes in other countries	182,059	(1,669)	657,676
Changes in income tax rates	(3,794)	699,235	(201,150)
Change in foreign exchange on tax assets and liabilities	(24,975)	(142,087)	516,001
Changes in unrecognized benefits	(1,514,715)	(2,068,043)	(2,906,505)
True up of loss carry-forwards and exploration and evaluation assets	744,146	-	-
Income tax recovery (expense)	$641,660	$-	$-

The tax effected items that give rise to significant portions of the deferred income tax assets and deferred income tax liabilities at March 31, 2015 and 2014 are presented below:

	2015	2014

Deferred income tax assets
Non-capital losses	$641,660	$-
Deferred income tax liabilities
Available-for-sale securities	(641,660)	-

Net deferred income tax liabilities	$-	$-

As at March 31, 2015 and 2014, no deferred tax assets are recognized on the following temporary differences, as it is not probable that sufficient future taxable profit will be available to realize such assets:

	2015	2014

Non-capital loss carry-forwards	$28,111,236	$26,636,349
Exploration and evaluation assets	9,323,400	12,747,450
Share issue costs	493,162	681,069
Other	4,140,326	4,124,588

Unrecognized deductible temporary differences	$42,068,124	$44,189,456

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LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) Years ended March 31, 2015 and 2014

15.	INCOME TAXES (Continued)

At March 31, 2015, the Company had non-capital losses aggregating approximately $30,465,000. The non-capital losses are available to reduce taxable income of future years expire as follows:

	Canada	Mexico	Total
2015	$-	$49,000	$49,000
2016	451,000	284,000	735,000
2017	-	139,000	139,000
2018	-	152,000	152,000
2019	-	253,000	253,000
2020	-	172,000	172,000
2021	-	837,000	837,000
2022	-	1,370,000	1,370,000
2023	-	4,081,000	4,081,000
2024	-	2,537,000	2,537,000
2027	766,000	-	766,000
2028	642,000	-	642,000
2029	601,000	-	601,000
2030	1,791,000	-	1,791,000
2031	1,646,000	-	1,646,000
2032	2,577,000	-	2,577,000
2033	1,885,000	-	1,885,000
2034	8,943,000	-	8,943,000
2035	1,289,000	-	1,289,000
	$20,591,000	$9,874,000	$30,465,000

16.	FINANCIAL INSTRUMENTS

Financial instruments comprise cash and cash equivalents, amounts receivable (excluding HST and IVA, being Mexican value added tax), convertible debenture, reclamation deposits, investments, due to related parties and accounts payable. At initial recognition management has classified financial assets and liabilities as follows.

The Company has classified its cash and cash equivalents as FVTPL. Investments are classified as available-for-sale with changes in fair value recorded through other comprehensive income. Amounts receivable (excluding HST and IVA, being Mexican value added tax), and reclamation deposits are classified as loans and receivables. Accounts payable and amounts due to related parties are classified as other liabilities.

The Company’s financial instruments are exposed to certain financial risks: credit risk, liquidity risk and market risk.

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LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) Years ended March 31, 2015 and 2014

16.	FINANCIAL INSTRUMENTS (Continued)

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company’s cash and cash equivalents is exposed to credit risk.

The Company manages credit risk, in respect of cash and cash equivalents, by maintaining the majority of cash and cash equivalents at high credit rated Canadian financial institutions. Concentration of credit risk exists with respect to the Company’s cash and reclamation deposits as the majority of the amounts are held with a Canadian and a Mexican financial institution. The Company’s concentration of credit risk, and maximum exposure thereto, is as follows:

	2015	2014

Cash and cash equivalents held at major financial institutions
Canada	$33,857,365	$41,644,257
Mexico	68,955	41,519

	33,926,320	41,685,776
Reclamation deposits held at a major financial institution
Canada	32,629	32,629

Total	$33,958,949	$41,718,405

(b)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due.

The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. The Company has sufficient current assets to meet short-term business requirements. At March 31, 2015, the Company had current liabilities of $350,595 (2014 - $275,031). Accounts payable have contractual maturities of less than 30 days and are subject to normal trade terms.

(c)	Market risk

Market risk consists of interest rate risk, foreign currency risk and other price risk. The Company is exposed to interest rate risk and foreign currency risk.

Interest rate risk

Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

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LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) Years ended March 31, 2015 and 2014

16.	FINANCIAL INSTRUMENTS (Continued)

(c)	Market risk (Continued)

(ii)

To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk. The Company’s cash and cash equivalents consist of cash held in bank accounts, fixed income investments and GICs that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of March 31, 2015 and 2014. Future cash flows from interest income on cash will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk on monetary assets and liabilities are denominated in foreign currency. The Company is exposed to foreign currency fluctuation related to its cash and cash equivalents, accounts payable and accrued liabilities, and amounts due to related parties in US dollars and Mexican pesos (“MXN”). The Company is also exposed to foreign currency fluctuation on its investments which are securities traded on the OTCQX. A significant change in the exchange rate between the Canadian dollar relative to the US dollar or Mexican peso could have an effect on the Company’s financial position, results of operations and cash flows, as follows:

	2015		2014
	MXN Pesos	USD	MXN Pesos	USD

Cash and cash equivalents	780,797	$5,642,745	443,193	$201,872
Investments	-	12,664,286	-	-
Accounts payable and accrued liabilities	(2,250,007)	(47,129)	(20,862,833)	-
Amounts due to related parties	-	-	-	(39,423)
Net exposure	(1,469,210)	$18,259,902	(20,419,640)	$162,449
Canadian dollar equivalent	$(122,224)	$23,159,034	$(1,728,523)	$179,555

Based on the net US dollar denominated asset and liability exposures as at March 31, 2015, a 6% (2014 - 6%) fluctuation in the Canadian/US exchange rates will impact the Company’s losses by approximately $425,000 (2014 - $11,000) and other comprehensive income by approximately $963,727 (2014 - $nil).

Based on the net Mexican peso denominated asset and liability exposures as at March 31, 2015, an 8% (2014 - 8%) fluctuation in the Canadian/Mexican exchange rates will impact the Company’s losses by approximately $10,000 (2014 - $138,000).

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LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) Years ended March 31, 2015 and 2014

16.	FINANCIAL INSTRUMENTS (Continued)

(d)	Other price risk

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk. The Company is exposed to other price risk with respect to its investment securities as they are carried at fair value based on quoted market prices. A 5% fluctuation in market prices will impact other comprehensive income by $633,214 (2014 - immaterial).

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral resource prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(e)	Classification of financial instruments

The carrying amounts of amounts receivable (excluding HST and IVA, being Mexican value added tax), accounts payable and due to related parties are a reasonable estimate of their fair values due to their short term to maturity. Cash equivalents are comprised of cashable GICs with a maturity of three months or less and interest rates that range from 1.35% to 1.87% and are carried at fair value in accordance with Level 1 of the fair value hierarchy. Investment securities are accounted for at fair value based on quoted market prices in accordance with Level 1 of the fair value hierarchy. The carrying amount of reclamation deposits approximate their fair value in accordance with Level 2 of the fair value hierarchy as the stated rates approximate market rates of interest.

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at March 31, 2015.

	Level 1	Level 2	Level 3
Cash and cash equivalents	$33,926,320	$-	$-
Investments	$16,062,348	$-	$-
Reclamation deposits	$-	$32,629	$-

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy as at March 31, 2014.

	Level 1	Level 2	Level 3
Cash and cash equivalents	$41,685,776	$-	$-
Investments	$291	$-	$-
Reclamation deposits	$-	$32,629	$-

35

LEVON RESOURCES LTD. (An Exploration Stage Company) Notes to Consolidated Financial Statements (Expressed in Canadian Dollars) Years ended March 31, 2015 and 2014

17.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares or reduce expenditures. Management reviews the capital structure on a regular basis to ensure that objectives are met.

There have been no changes to the Company’s approach to capital management during the year ended March 31, 2015. The Company is not subject to external restrictions on its capital.

18.	SUBSEQUENT EVENTS

Subsequent to year-end, the Company entered into an arrangement agreement pursuant to which it will acquire 100% of the issued and outstanding ordinary shares of SciVac by way of the SciVac Arrangement. SciVac is a commercial-stage biotech leader in protein engineering hepatitis B vaccine. Pursuant to the SciVac Arrangement, Levon shareholders will receive one new common share of Levon (each, a "New Levon Share") and 0.5 of a common share (each, a "Spinco Share") of 1027949 BC Ltd., a newly formed exploration company ("Spinco") in exchange for each common share of Levon (each, a "Levon Share") held by them. Upon closing of the SciVac Arrangement, Levon shareholders will hold 100% of the issued and outstanding Spinco Shares and 31.6% of the issued and outstanding New Levon Shares, with the former holders of SciVac shares holding the remaining 68.4% of the issued and outstanding New Levon Shares. In addition to acquiring all of the issued and outstanding shares of SciVac, Levon will retain $27 million in cash. All other assets and liabilities of Levon will be transferred to or will be assumed by Spinco. All stock options outstanding at the effective time shall be surrendered and transferred to Levon and cancelled. Levon will change its name to SciVac Ltd. upon closing of the SciVac Arrangement. The SciVac Arrangement will trigger a change in control provision resulting in severance payments payable to the CEO and COO of the Company in the amounts of USD $1,500,000 and USD $750,000, respectively, pursuant to consulting agreements entered into by Levon with both parties and the severance payments will be paid out of the Company prior to the transfer of all assets and liabilities to Spinco.

On June 3, 2015, the SciVac Arrangement was approved by the shareholders and option holders of the Company voting as a single class at a special meeting of shareholders and option holders and, on June 4, 2015, the Supreme Court of British Columbia granted a final order approving the SciVac Arrangement. All parties are working to satisfy the remaining closing conditions to the SciVac Arrangement, which are expected to complete some time before the end of June 2015. On completion of the SciVac Arrangement, the Company will have estimated assets of $33,700,000 and liabilities of $18,600,000. For a detailed estimated financial effect, refer to the Management Information Circular dated May 1, 2015.

Transaction costs incurred as at March 31, 2015 represent legal and consulting fees incurred in relation to the SciVac Arrangement described above.

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